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                                                        SEC FILE NUMBER
                                                  000-29555
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                                                  -----------------------------
                                                          CUSIP NUMBER

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE): |_|Form 10-K    |_|Form 20-F    |_|Form 11-K   |X| Form 10-Q
             |_|Form N-SAR

                  For Period Ended: June 30, 2002
                                    -------------------------------
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended: ____________________

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             READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM.
     PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY
       THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

FASTNET Corporation
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

Two Courtney Place, Suite 130, 3864 Courtney Street
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Address of Principal Executive Office (STREET AND NUMBER)

Bethlehem, Pennsylvania 18017
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City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         |X|      (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, Form 20-F, 11-K or
                           Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                    POTENTIAL PERSONS WHO ARE TO RESPOND TO THE
                                    COLLECTION OF INFORMATION CONTAINED IN THIS
                                    FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                                    FORM DISPLAYS A CURRENTLY VALID OMB CONTROL
                                    NUMBER.

On July 30, 2002, the Registrant announced on its Current Report on Form 8-K that it had changed its independent public accountants from Arthur Andersen LLP to KPMG LLP. The Registrant changed accountants because of the well-publicized circumstances surrounding Arthur Andersen LLP. The Registrant is unable to prepare and file its Form 10-Q for the period ended June 30, 2002, within the prescribed time period as a result of unforeseen delays in connection with the selection of KPMG LLP and the related completion of the Registrant's unaudited financial statements for such period. The Registrant cannot eliminate the reasons for its inability to file its Form 10-Q and obtain the necessary management review of such filing without unreasonable effort and/or incurring unreasonable expenses. The Registrant's Form 10-Q for the period ended June 30, 2002, will be filed as soon as reasonably practicable and in no event later than the fifth calendar day following the prescribed due date of such Form 10-Q.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Ward S. Schultz                (610)                 266-6700
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             (Name)                   (Area Code)         (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

         -----------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

         -----------------------------------------------------------------------

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================
                               FASTNET Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date      August 14, 2002           By        /s/ Ward S. Schultz
          ----------------------              ----------------------------------
                                    Name:     Ward S. Schultz
                                    Title:    Chief Financial Officer
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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